Exhibit 99.2

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNJP/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS MEETING

The Shareholders of Suzano Papel e Celulose S.A. (“Suzano” or “Company”) are hereby invited, in accordance with article 124 of Federal law 6,404/1976, to the Extraordinary Shareholders Meeting to be held on September 13, 2018, at 9:30 a.m., at the registered office of the Company located at Av. Professor Magalhães Neto, nº 1752, Bairro Pituba, in the city of Salvador, state of Bahia, CEP 41810-012, to deliberate on the following agenda:

(i) to ratify the Company’s investment in Eucalipto Holding S.A., a privately held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 29.339.648/0001-79, with registered office at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919, in the city and state of São Paulo, (“Holding”), through subscription to new shares in the amount established in the Merger Agreement, with payment in cash at the time of subscription;

(ii) to examine, discuss and approve the Merger Agreement signed on July, 26, 2018 (“Merger Agreement”) between the managements of the Company, Holding and Fibria Celulose S.A., a publicly held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 60.643.228/0001-21, with registered office at Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the city and state of São Paulo, (“Fibria”), which establishes the terms and conditions of the corporate restructuring, whose acts and events are bound and interdependent among themselves, by which the shares issued by Fibria will be merged with Holding, and Holding will be merged with the Company, which will consequently own all the shares of Fibria, with the consequent combination of the operations and shareholder bases of the Company and Fibria (“Operation”);

(iii) to ratify the engagement of PricewaterhouseCoopers Auditores Independentes, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no 61.562.112/0001-20, as the specialized firm responsible for preparing the valuation report of the net book value of Holding, for the purposes of the merger of Holding with the Company (“Valuation Report of Holding”);

(iv) to approve the Valuation Report of Holding;

(v) to approve the proposed Operation as per the terms of the Merger Agreement;

(vi) to approve the increase in the capital of Suzano as a result of the merger of Holding, to be subscribed to and paid up by the managers of Holding, in favor of its shareholders, with the cancelation of the shares issued by Holding and held by the Company. The capital increase will be carried out through the issue of the Final Number of Suzano Shares per Common Share of Holding, as objectively determined by item 2 and subsequent items of the Merger Agreement; and

(vii) to approve the amendment and restatement of the bylaws of the Company to alter Article 5, as a result of the resolution taken as per item (vi) above, the subscribed capital of the Company and the number of shares comprising it, as well as to adjust the wording of Paragraph One of said article regarding the authorized capital, and to amend article 12 of the bylaws of the Company regarding the maximum number of members of the Board of Directors, in accordance with the Management Proposal of the Company.

Approval of the matters in items (i) to (vii) above will be effective only upon fulfillment or verification of the conditions precedent set forth in the Merger Agreement. The events and stages of the Operation established in the Merger Agreement, including those on the Meeting agenda, are interdependent and each stage is effective individually only if all others are effective as well. Accordingly, if the Meeting approves any of the matters in items (i) to (vii), but rejects other matters in those items, the approved items shall not produce any effect.

The Management Proposal, including the following documents, is available to Shareholders on the Company’s Investor Relations website (www.suzano.com.br/ri) and on the websites of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br): (i) Absentee Ballot; (ii) Merger Agreement and its appendices; (iii) the main terms of the Operation, as required by article 20-A of CVM Instruction 481/09; (iv) the Valuation Report of Holding; (v) information required under Appendix 21 of CVM Instruction 481/09; and (vi) information required by article 11 of CVM Instruction 481/09, as well as the Proxy Statement of the Meeting.

General Instructions

Shareholders may participate in the Shareholders Meeting in person or through a proxy duly constituted in accordance with paragraph 1, article 126 of Federal Law 6,404/1976. Accordingly, proxies must have been constituted less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar

Association, or a financial institution. In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal entities may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney. Similarly, shareholders that are investment funds, in accordance with the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

Shareholders must attend the Shareholders Meeting with proof of ownership of shares issued by the Company issued by the stock transfer agent or custody agent up to four (4) business days prior to the date of the Shareholders Meeting, and: (a) in case of individuals, official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy appointment; (b) in case of legal persons, valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers; and (c) in case of investment funds, valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of managers of the administrator or manager. If these documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translator, but without the need for notarization, consularization and/or apostillation. Note that documents in English and Spanish do not require translation. Representation documents will be verified and confirmed prior to the Shareholders Meeting.

Without prejudice to paragraph 2, article 5 of CVM Instruction 481/2009 (as amended) and in accordance with the practice adopted by the Company in recent call notices to expedite the process of convening Shareholders Meetings, the Company requests shareholders represented by proxy to submit the respective proxy instrument and proof of ownership of the shares for participation at the Shareholders Meeting to the registered office of the Company at least forty-eight (48) hours prior to the Shareholders Meeting.

The Company informs that it has implemented an absentee voting system, pursuant to CVM Instruction 481/2009 (as amended), enabling its Shareholders to submit instructions with their votes in accordance with the law, in which case the respective absentee ballots must be received by the Company or by the stock transfer agent of its shares, or by the custody agent, as applicable, by September 6, 2018 (inclusive), except otherwise determined by the custody agent or stock transfer agent. For more information, Shareholders must observe the rules in CVM Instruction 481/2009 (as amended) and the procedures described in the absentee ballots made available by the Company.

São Paulo, August 9, 2018.

David Feffer

Chairman of the Board of Directors

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